Exhibit 99.1

Press release

Biophytis at the Forefront of Longevity Innovation at the World Aging & Rejuvenation Conference 2025

Paris (France) and Cambridge (Massachusetts, USA), July 8, 2025 – 7:00 AM (CET) Biophytis SA, a pioneering force in the development of transformative therapies for obesity, sarcopenia, and longevity, today announces its participation in the 7th edition of the World Aging & Rejuvenation Conference (ARC 2025), to be held in Vienna, Austria, from July 9 to 10, 2025.

As part of this internationally renowned event dedicated to aging and longevity, Dr. Cendrine Tourette, Global project lead at Biophytis, will deliver an oral presentation entitled “Biophytis BIO101 in age-related sarcopenia: results of the SARA program” on July 9 at 4:40 PM.

Her presentation will highlight the central role of Biophytis’ lead drug candidate BIO101 in fighting sarcopenia, with the goal of preserving mobility and improving quality of life in aging populations.

Building on these results, Biophytis aims to expand its footprint in the fast-growing longevity market, driven by rising global demand for innovative treatment solutions.

ARC 2025 represents a strategic platform for Biophytis to strengthen its scientific visibility, validate its clinical roadmap, and accelerate the formation of high-value scientific and commercial partnerships. The company intends to reaffirm its position among Europe’s most dynamic biotech players in the field of longevity.

About ARC

Organized by Innovinc International, the World Aging and Rejuvenation Conference (ARC) brings together high-level speakers from a range of disciplines to advance scientific understanding of longevity. The 2025 edition will feature a dedicated platform focused on healthy aging. It offers participants a unique opportunity to develop new research ideas, expand professional networks, and foster interdisciplinary and international collaborations.

More information available here

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether because of new information or otherwise, except as required by law.

Biophytis Contacts

Investor Relations

Investors@biophytis.com

US Investors

Pascal Nigen – Alpha Bronze

pnigen@alphabronzellc.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Inès de Mandiargues: ines.demandiargues@taddeo.fr - +33 6 16 16 51 78